

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Makoto Inoue
Chief Executive Officer
Orix Corporation
World Trade Center Building
2-4-1 Hamamatsu-cho, Minato-ku
Tokyo 105-6135, Japan

  Re: Orix Corporation
    Form 20-F for the fiscal period ending March 31, 2021
    Filed June 29, 2021
    File No. 001-14856

Dear Mr. Inoue:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance